                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                         ------------------------------



                                    FORM 11-K

                                  ANNUAL REPORT


                           PURSUANT TO SECTIONS 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934




                         ------------------------------


                    FOR THE FISCAL YEAR ENDED MARCH 31, 2000


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 MAGNETEK, INC.
                             26 CENTURY BOULEVARD
                              NASHVILLE, TN 37214


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AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

MagneTek FlexCare Plus Retirement Savings Plan
YEARS ENDED MARCH 31, 2000 AND 1999 WITH REPORT OF INDEPENDENT AUDITORS

















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                             MagneTek FlexCare Plus Retirement Savings Plan

                         Audited Financial Statements and Supplemental Schedule


                                  Years ended March 31, 2000 and 1999




                                                     CONTENTS

Report of Independent Auditors...........................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................................................2
Statements of Changes in Net Assets Available for Benefits...............................................3
Notes to Financial Statements............................................................................4


Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year..........................................11

                                     Report of Independent Auditors

The Savings Plan Committee
MagneTek, Inc.

We have audited the accompanying statements of net assets available for benefits of the MagneTek FlexCare Plus Retirement Savings Plan as of March 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at March 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of March 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             Ernst & Young LLP



Nashville, Tennessee
September 21, 2000

                                MagneTek FlexCare Plus Retirement Savings Plan

                                Statements of Net Assets Available for Benefits


                                                                                 MARCH 31
                                                                        2000                  1999
                                                               --------------------------------------------
ASSETS
Investments, at fair value                                       $      65,821,648     $     110,915,285

Accrued income                                                               1,418                    -
                                                               --------------------------------------------
Net assets available for benefits                                $      65,823,066     $     110,915,285
                                                               ============================================




SEE ACCOMPANYING NOTES.

                 MagneTek FlexCare Plus Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                          YEAR ENDED MARCH 31
                                                                         2000              1999
                                                                   -----------------------------------
ADDITIONS
Investment income:
   Net appreciation in fair value of investments                   $   9,038,235        $   4,802,748
   Interest and dividend income                                          143,388            2,639,474
                                                                   -----------------------------------
                                                                       9,181,623            7,442,222
Contributions:
   Participant                                                         3,738,347            6,401,719
   Employer                                                              527,613              991,472
                                                                   -----------------------------------
                                                                       4,265,960            7,393,191

Total additions                                                       13,447,583           14,835,413

DEDUCTIONS
Benefits paid to participants                                         13,298,215           14,329,822
Administrative expenses                                                   45,418              129,797
Transfers out of Plan                                                 45,196,169                    -
                                                                   -----------------------------------
                                                                      58,539,802           14,459,619

Net increase (decrease)                                              (45,092,219)             375,794
Net assets available for benefits:
   Beginning of year                                                 110,915,285          110,539,491
                                                                   -----------------------------------
   End of year                                                     $  65,823,066        $ 110,915,285
                                                                  ====================================

SEE ACCOMPANYING NOTES.

                 MagneTek FlexCare Plus Retirement Savings Plan

                          Notes to Financial Statements

                                 March 31, 2000


1. DESCRIPTION OF PLAN

The following description of the MagneTek FlexCare Plus Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of MagneTek, Inc. (the "Company"). The Plan allows eligible employees to participate following thirty calendar days of active, continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 16 percent of eligible pre-tax annual compensation as a basic contribution and up to an additional 10 percent of eligible after-tax annual compensation as a supplemental contribution, as defined in the Plan. Total contributions may not exceed 20 percent of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants' contributions to the Plan are fully vested and nonforfeitable at all times.

The Company contributes 50 percent of the first 1 percent of the participant's basic contribution and 20 percent of the next 5 percent of the participant's basic contribution up to a maximum of 6 percent of pre-tax compensation or $600. Additional amounts may be contributed at the option of the Company's board of directors. Upon enrollment, a participant may direct employee contributions to any of the Plan's fund options and may change these investment options at any time.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings, and is charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                 MagneTek FlexCare Plus Retirement Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon.

Vesting in the Company contribution portion of their accounts plus actual earnings is based on completed years of service as follows:

                                  VESTED
      YEARS OF SERVICE           PERCENTAGE
     ---------------------------------------
      Less than 1                   0%
      1                             20%
      2                             40%
      3                             60%
      4                             80%
      5 or more                     100%

All employees are fully vested upon attaining age 65, death, or disability, or upon the termination or discontinuation of the Plan.

FORFEITURES

Forfeited balances of terminated participants' nonvested accounts are used to restore accounts for employees who are rehired, to pay Plan fees and expenses or to increase supplemental Company contributions, if any. At March 31, 2000 and 1999, forfeited nonvested accounts totaled $658,797 and $585,647, respectively.

PAYMENT OF BENEFITS

Participants may withdraw all or part of their after-tax contributions or earnings thereon only once in any 12-month period. In the event of financial hardship, there are provisions, subject to limitations, which will permit an active participant to withdraw before-tax contributions.

                 MagneTek FlexCare Plus Retirement Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS (CONTINUED)

If a participant's employment is terminated due to death, disability, or retirement, the participant or his/her beneficiary is entitled to a distribution of the entire balance in his/her account.

If a participant's employment is terminated for a reason other than those stated above, the participant forfeits the nonvested portion of the employer contributions to his or her account.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $250 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan repayment terms may be for a period not to exceed five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

ADMINISTRATIVE FEES AND EXPENSES

The Plan pays administrative fees to Merrill Lynch Trust Company ("the Trustee"). Other administrative expenses, such as legal and accounting expenses, are paid by the Company.

                 MagneTek FlexCare Plus Retirement Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments in the common/collective trust funds are stated at fair value as determined by the quoted redemption price on the last business day of the plan year as established by the Trustee. Equity securities, which are traded on security exchanges, and mutual funds are stated at fair value based on quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation. These reclassifications had no effect on the net assets available for benefits previously reported.

                MagneTek FlexCare Plus Retirement Savings Plan

3. INVESTMENTS

During 2000 and 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices by $9,038,235 and $4,802,748, respectively, as follows:

                                            YEAR ENDED MARCH 31
                                           2000              1999
                                        ----------       -----------
Common/Collective Trust Funds           $4,715,178       $ 3,685,656
Mutual Funds                             3,869,265         4,535,313
MagneTek Stock Fund                        453,792        (3,418,221)
                                        ----------       -----------
                                        $9,038,235       $ 4,802,748
                                        ==========       ===========

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                   MARCH 31
                                           2000              1999
                                       -----------       -----------
MERRILL LYNCH TRUST COMPANY:
Income Accumulation Fund               $18,635,395       $40,934,767
S&P Midcap Stock Fund                    6,312,348         8,216,183
S&P 500 Stock Fund                      14,421,635        21,596,772
Fidelity Magellan Fund                  16,148,294        22,586,933

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 25, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been restated since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax exempt.

                MagneTek FlexCare Plus Retirement Savings Plan

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest include purchases and sales of assets through the Trustee, the Plan's investment in MagneTek common stock and fees paid to the Trustee.

6. PLAN TRANSFERS

During the year, the Company sold certain of its operations to Emerson Electric, Inc. and A.O. Smith, Inc. In connection with those sales the buyers assumed obligations of the Plan related to those employees that were employed by the operations that were sold. Accordingly, the Plan transferred approximately $8.2 million and $37 million to benefit plans sponsored by Emerson Electric, Inc. and A.O. Smith, Inc. during July 1999 and October 1999, respectively. As a result, total transfers, including loans, from the Plan to plans sponsored by the buyers totaled approximately $45.2 million.

In addition to the operations that were sold as previously discussed, the Company intends to divest all of its remaining electrical equipment product lines. These product lines represent a significant portion of the Company's overall operations. While these sales have not yet occurred, it is anticipated that Plan assets related to the employees of the operations being sold will be transferred to the purchasers of those operations within the coming twelve months. The amount of Plan assets that will ultimately be transferred will be determined upon the sale of the electrical equipment product lines.

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                             SUPPLEMENTAL SCHEDULE

               MagneTek FlexCare Plus Retirement Savings Plan
                         EIN: 95-3917584 Plan: 003
                            Schedule H, Line 4i
        Schedule of Assets Held for Investment Purposes at End of Year

                                  March 31, 2000

                            (b)                                                (c)
                 IDENTITY OF ISSUE, BORROWER,           DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE,           (e)
   (a)           LESSOR OR SIMILAR PARTY               RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE        CURRENT VALUE
----------    -----------------------------------      ----------------------------------------------------      --------------

    *           Merrill Lynch Trust Company                Income Accumulation Fund                                $18,635,395
    *           Merrill Lynch Trust Company                S&P Midcap Stock Fund                                     6,312,348
    *           Merrill Lynch Trust Company                S&P 500 Stock Fund                                       14,421,635
    *           Merrill Lynch Trust Company                Lifepath Income Fund                                        580,933
    *           Merrill Lynch Trust Company                Lifepath 2010 Fund                                        1,664,540
    *           Merrill Lynch Trust Company                Lifepath 2020 Fund                                        2,116,876
    *           Merrill Lynch Trust Company                Lifepath 2030 Fund                                        1,272,560
    *           Merrill Lynch Trust Company                Lifepath 2040 Fund                                        1,266,167
    *           Merrill Lynch Trust Company                PIMCO Total Return Fund                                     243,360
    *           Merrill Lynch Trust Company                Fidelity Magellan Fund                                   16,148,294
    *           Merrill Lynch Trust Company                MagneTek Stock Fund                                       2,224,321
    *           Merrill Lynch Trust Company                Hotchkis & Wiley International Fund                         297,678
    *           Merrill Lynch Trust Company                Interest bearing cash                                        41,168
                Participant Loans                          Interest rate ranges from 8.75% to 9.75%                    596,373
                                                                                                                   -----------
                                                                                                                   $65,821,648
                                                                                                                   ===========

*Indicates party-in-interest to the Plan

Note: Column (d) is not presented since all investments are participant directed.

                                  SIGNATURE


Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized:

                                        MAGNETEK FLEXCARE PLUS
                                        RETIREMENT SAVINGS PLAN



                                        By:  /s/ John P. Colling, Jr.
                                             ------------------------
                                             John P. Colling, Jr.



                                        Date: September 27, 2000